Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266829

PROSPECTUS SUPPLEMENT NO. 1

(to Reoffer Prospectus dated August 12, 2022)

Up to 68,300,928 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the reoffer prospectus filed as part of the Registration Statement on Form S-8, filed by Symbotic Inc., a Delaware corporation (the “Company,” “Symbotic,” “we,” “our” or “us”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2022.

The reoffer prospectus as updated and supplemented hereby relates to the resale of up to 68,300,928 shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), which may be reoffered and resold from time to time by certain Selling Securityholder as described under the caption “Selling Securityholders” in the reoffer prospectus as updated and supplemented hereby. The Selling Securityholders consist of certain of our current or former employees, directors, officers and consultants who acquired, or will acquire, shares of Class A Common Stock upon the grant, vesting and/or exercise of certain awards issued pursuant to the Symbotic Inc. 2022 Omnibus Incentive Compensation Plan (the “Omnibus Plan”).

This prospectus supplement updates and supplements the information in the reoffer prospectus and is not complete without, and may not be delivered or utilized except in combination with, the reoffer prospectus, including any amendments, updates or supplements thereto. This prospectus supplement should be read in conjunction with the reoffer prospectus, and if there is any inconsistency between the information in the reoffer prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement and any future amendments, updates or supplements to the reoffer prospectus, as necessary.

Upon vesting of the awards pursuant to the terms of the award agreements, the Selling Securityholders may from time to time sell, transfer or otherwise dispose of any or all of the shares of Class A Common Stock covered by the reoffer prospectus as updated and supplemented hereby through underwriters or dealers, directly to purchasers (or a single purchaser) or through broker-dealers or agents. Class A Common Stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. We do not know when or in what amount the Selling Securityholders may offer the shares for sale. The Selling Securityholders may sell any, all or none of the shares offered by the reoffer prospectus as updated and supplemented hereby. See “Plan of Distribution” in the reoffer prospectus for more information about how the Selling Securityholders may sell or dispose of the shares of Class A Common Stock covered by the reoffer prospectus as updated and supplemented hereby. The Selling Securityholders will bear all sales commissions and similar expenses. We will bear all expenses of registration incurred in connection with this offering, including any other expenses incurred by us in connection with the registration and offering that are not borne by the Selling Securityholders.

The shares of Class A Common Stock that will be issued pursuant to awards granted to the Selling Securityholders will be “control securities” under the Securities Act of 1933, as amended (the “Securities Act”), before their sale under the reoffer prospectus as updated and supplemented hereby. The reoffer prospectus as updated and supplemented hereby has been prepared for the purposes of registering the shares under the Securities Act to allow for future sales by Selling Securityholders on a continuous or delayed basis to the public without restriction, provided that the amount of shares of Class A Common Stock to be offered or resold under the reoffer prospectus as updated and supplemented hereby by each Selling Securityholder or other person with whom such Selling Securityholder is acting in concert for the purpose of selling shares of Class A Common Stock may not exceed, during any three-month period, the amount specified in Rule 144(e) under the Securities Act.

Our Class A Common Stock is traded on the Nasdaq Global Market under the symbol “SYM.” On August 16, the closing price of our Class A Common Stock was $15.81.

Investing in our securities involves risks that are described in the “Risk Factors” section of the reoffer prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the reoffer prospectus or determined if the reoffer prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Securityholders” in the reoffer prospectus is amended and restated in its entirety as set forth below for the primary purpose of identifying the Selling Securityholders and the number of shares of our Class A Common Stock to be reoffered and resold by each Selling Securityholder. Terms shall have the meanings set forth in the reoffer prospectus.

The date of this prospectus supplement is August 17, 2022.

SELLING SECURITYHOLDERS

The Selling Securityholders are certain of our current or former employees, directors, officers and consultants, each of whom may be deemed to be our “affiliate,” as that term is defined in Rule 405 under the Securities Act, that participate in the Omnibus Plan. The Selling Securityholders may acquire the shares of Class A Common Stock that may be offered under this reoffer prospectus upon the vesting of their awards. The address for each Selling Securityholder listed in the table below is c/o Symbotic Inc., 200 Research Drive, Wilmington, Massachusetts, 01887.

The following table sets forth information with respect to the Selling Securityholders and the shares of our Class A Common Stock beneficially owned by the Selling Securityholders as of August 16, 2022. The applicable percentage ownership of the securities being offered hereby is based on approximately 55,318,850 shares of Class A Common Stock outstanding as of August 16, 2022. The Selling Securityholders may offer all, some or none of the shares of Class A Common Stock covered by this reoffer prospectus. The Selling Securityholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the Selling Securityholders may change from time to time and, if necessary, we will amend or supplement the reoffer prospectus. We cannot give an estimate as to the number of shares of Class A Common Stock that will actually be held by the Selling Securityholders upon termination of this offering because the Selling Securityholders may offer some or all of their Class A Common Stock under the offering contemplated by the reoffer prospectus or acquire additional shares of Class A Common Stock. We cannot advise you as to whether the Selling Securityholders will, in fact, sell any or all of such shares of Class A Common Stock.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

Name of Selling Securityholder	Class A Common Stock Beneficially Owned Prior to the Resale	% of Class A Common Stock Beneficially Owned Prior to the Resale	Class A Common Stock Offered for Resale	Class A Common Stock Beneficially Owned After Completion of the Resale	% of Class A Common Stock Beneficially Owned After Completion of the Resale
Corey Dufresne(1)	2,244,119	4.1%	197,500	2,046,619	3.7%
Michael Dunn(2)	991,194	1.8%	991,194	—	—
Evan Pennell(3)	57,875	*	57,875	—	—
Merline Saintil(4)	72,500	*	52,500	20,000	*

*	Less than one percent.
(1)

Securities offered hereby consist of 197,500 shares of Class A Common Stock that may be issuable upon the settlement of restricted stock units (“RSUs”) upon vesting. Mr. Dufresne also has beneficial ownership of 2,046,619 shares of Class V-1 Common Stock which are not offered hereby. Shares of Class V-1 Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of New Symbotic Holdings Common Units. Mr. Dufresne is the current Vice President, General Counsel and Secretary of the Company.

(2)

Securities offered hereby consist of 991,194 shares of Class A Common Stock that may be issuable upon the settlement of RSUs upon vesting. Mr. Dunn is the current Vice President, Sales, Marketing and Product Strategy and a party to the offer letter with Symbotic LLC, dated as of April 21, 2017, described below.

(3)

Securities offered hereby consist of 57,875 shares of Class A Common Stock that may be issuable upon the settlement of RSUs upon vesting. Mr. Pennell is the current Vice President, Product of the Company.

(4)

Securities offered hereby consist of 52,500 shares of Class A Common Stock that may be issuable upon the settlement of RSUs upon vesting. Ms. Saintil also has beneficial ownership of 20,000 shares of Class A Common Stock which are not offered hereby. Ms. Saintil is a current director of the Company.

Listing of Common Stock

Our Class A Common Stock is currently listed on Nasdaq under the symbol “SYM”.

Other Material Relationships with the Selling Securityholders

Material Relationships

Ms. Saintil is a current director of Symbotic. Each of Messrs. Dufresne, Dunn and Pennell have provided and continue to provide services to Symbotic.

Employment Agreements

Mr. Dunn is party to an offer letter with Symbotic LLC, dated as of April 21, 2017, that sets forth the terms of his employment.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers, which provide indemnification and advancement of expenses for our directors and officers, subject to certain limited exceptions. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law.

Registration Rights Agreement

The Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among the Company, SVF Sponsor III (DE) LLC, a Delaware limited liability company, certain past directors of SVF 3 and certain directors, officers and stockholders of the Company (the “A&R Registration Rights Agreement”) provides that the Company will pay certain expenses relating to registrations and indemnify the equityholders party thereto against certain liabilities. Further, Mr. Dufresne has agreed that he will not transfer any New Symbotic Holdings Common Units (or shares of the Company’s Class A Common Stock received in exchange therefor) until December 5, 2022, subject to certain exceptions set out in the A&R Registration Rights Agreement.